Exhibit 99.1
CONSOLIDATED BALANCE SHEETS

		As at
		March 31,	December 31,
(UNAUDITED) (Cdn$ millions)	Notes	2021	2020
ASSETS
Cash		24.0	8.8
Accounts receivable		251.2	200.5
Deposit on acquisition	20	45.0	—
Prepaids and deposits		21.0	22.7
Derivative asset	17	37.1	46.7
Total current assets		378.3	278.7
Derivative asset	17	195.1	195.7
Other long-term assets		20.4	18.2
Exploration and evaluation	3, 4	70.2	86.4
Property, plant and equipment	4, 5	4,268.8	4,372.0
Right-of-use asset	7	99.4	103.7
Goodwill		222.2	223.3
Deferred income tax		1,356.3	1,367.9
Total assets		6,610.7	6,645.9
LIABILITIES
Accounts payable and accrued liabilities		369.0	311.6
Current portion of long-term debt	6	219.1	221.6
Derivative liability	17	112.6	42.2
Other current liabilities		105.2	93.8
Total current liabilities		805.9	669.2
Long-term debt	6	1,930.3	2,038.0
Derivative liability	17	4.3	3.2
Other long-term liabilities		26.1	17.3
Lease liability	7	125.7	130.1
Decommissioning liability	8	885.2	965.3
Total liabilities		3,777.5	3,823.1
SHAREHOLDERS’ EQUITY
Shareholders’ capital	9	16,454.0	16,451.5
Contributed surplus		18.8	19.7
Deficit	10	(14,145.7)	(14,166.1)
Accumulated other comprehensive income		506.1	517.7
Total shareholders' equity		2,833.2	2,822.8
Total liabilities and shareholders' equity		6,610.7	6,645.9
Subsequent Events (Note 20)
See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	1

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Three months ended March 31
(UNAUDITED) (Cdn$ millions, except per share and shares outstanding amounts)	Notes	2021	2020
REVENUE AND OTHER INCOME
Oil and gas sales	19	630.2	548.4
Purchased product sales		3.0	11.3
Royalties		(85.7)	(73.0)
Oil and gas revenue		547.5	486.7
Commodity derivative gains (losses)	12, 17	(142.9)	314.9
Other income (loss)	13	(7.7)	303.5
		396.9	1,105.1
EXPENSES
Operating		142.6	158.3
Purchased product		3.1	8.6
Transportation		25.1	28.8
General and administrative		15.2	24.5
Interest	14	23.8	9.5
Foreign exchange gain	15	(1.4)	(8.8)
Share-based compensation		4.4	(8.1)
Depletion, depreciation, amortization and impairment	3, 5, 7	150.6	3,814.7
Accretion and financing	7, 8	4.8	6.9
		368.2	4,034.4
Net income (loss) before tax		28.7	(2,929.3)

Tax expense (recovery)
Current		—	—
Deferred		7.0	(605.2)
Net income (loss)		21.7	(2,324.1)

Other comprehensive income (loss)
Items that may be subsequently reclassified to profit or loss
Foreign currency translation of foreign operations		(11.6)	112.9
Comprehensive income (loss)		10.1	(2,211.2)

Net income (loss) per share
Basic		0.04	(4.40)
Diluted		0.04	(4.40)

Weighted average shares outstanding
Basic		530,354,244	528,284,435
Diluted		536,573,892	528,284,435
See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	2

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(UNAUDITED) (Cdn$ millions, except per share amounts)	Notes	Shareholders’ capital	Contributed surplus	Deficit	Accumulated other comprehensive income	Total shareholders’ equity
December 31, 2020		16,451.5	19.7	(14,166.1)	517.7	2,822.8
Redemption of restricted shares	9	2.5	(2.5)			—
Share-based compensation	16		1.6			1.6
Net income (loss)				21.7		21.7
Dividends ($0.0025 per share)				(1.3)		(1.3)
Foreign currency translation adjustment					(11.6)	(11.6)
March 31, 2021		16,454.0	18.8	(14,145.7)	506.1	2,833.2

December 31, 2019		16,449.0	35.1	(11,636.9)	495.5	5,342.7
Redemption of restricted shares		6.9	(7.0)	0.1		—
Common shares repurchased		(12.7)				(12.7)
Forfeit of restricted shares			(1.4)			(1.4)
Net income (loss)				(2,324.1)		(2,324.1)
Dividends ($0.0100 per share)				(5.3)		(5.3)
Foreign currency translation adjustment					112.9	112.9
March 31, 2020		16,443.2	26.7	(13,966.2)	608.4	3,112.1
See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	3

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three months ended March 31
(UNAUDITED) (Cdn$ millions)	Notes	2021	2020
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES
Net income (loss)		21.7	(2,324.1)
Items not affecting cash
Other (income) loss		9.0	(302.0)
Deferred tax expense (recovery)		7.0	(605.2)
Share-based compensation		1.4	(1.0)
Depletion, depreciation, amortization and impairment	3, 5, 7	150.6	3,814.7
Accretion	8	3.1	5.0
Unrealized (gain) loss on derivatives	17	81.7	(418.5)
Translation of US dollar long-term debt	15	(25.5)	197.9
Realized (gain) loss on cross currency swap maturity	15	13.6	(62.0)
Decommissioning expenditures	8	(6.1)	(8.6)
Change in non-cash working capital	18	47.2	33.1
		303.7	329.3
INVESTING ACTIVITIES
Development capital and other expenditures	3, 5	(134.4)	(331.5)
Capital acquisitions		—	(1.4)
Capital dispositions	4	7.2	506.9
Deposit on acquisition	20	(45.0)	—
Change in non-cash working capital	18	(11.2)	(16.2)
		(183.4)	157.8
FINANCING ACTIVITIES
Issue of shares, net of issue costs		—	(0.1)
Common shares repurchased		—	(12.7)
Decrease in bank debt, net	18	(84.7)	(337.5)
Repayment of senior guaranteed notes		—	(224.4)
Realized gain (loss) on cross currency swap maturity	15, 18	(13.6)	62.0
Payments on principal portion of lease liability	7, 18	(5.1)	(7.9)
Cash dividends	18	(1.3)	(5.3)
		(104.7)	(525.9)
Impact of foreign currency on cash balances		(0.4)	1.5
INCREASE (DECREASE) IN CASH		15.2	(37.3)
CASH AT BEGINNING OF PERIOD		8.8	56.9
CASH AT END OF PERIOD		24.0	19.6
See accompanying notes to the consolidated financial statements.

Supplementary Information:

Cash taxes paid	—	(0.1)
Cash interest paid	(5.7)	(12.8)

CRESCENT POINT ENERGY CORP.	4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2021 (UNAUDITED)
1.STRUCTURE OF THE BUSINESS
The principal undertaking of Crescent Point Energy Corp. (the “Company” or “Crescent Point”) is to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries.
Crescent Point is the ultimate parent and is amalgamated in Alberta, Canada under the Alberta Business Corporations Act. The address of the principal place of business is 2000, 585 - 8th Ave S.W., Calgary, Alberta, Canada, T2P 1G1.
These interim consolidated financial statements were approved and authorized for issue by the Company's Board of Directors on May 11, 2021.
2.BASIS OF PREPARATION
These interim consolidated financial statements are presented under International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). These interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim consolidated financial statements, including International Accounting Standard (“IAS”) 34 Interim Financial Reporting and have been prepared following the same accounting policies as the annual consolidated financial statements for the year ended December 31, 2020. Certain information and disclosures included in the notes to the annual consolidated financial statements are condensed herein or are disclosed on an annual basis only. Accordingly, these interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2020.
The policies applied in these consolidated financial statements are based on IFRS issued and outstanding as of May 11, 2021, the date the Board of Directors approved the statements.
The Company’s presentation currency is Canadian dollars and all amounts reported are Canadian dollars unless noted otherwise. References to “US$” are to United States ("U.S.") dollars.
3.EXPLORATION AND EVALUATION ASSETS

($ millions)	March 31, 2021	December 31, 2020
Exploration and evaluation assets at cost	1,721.0	1,736.1
Accumulated amortization	(1,650.8)	(1,649.7)
Net carrying amount	70.2	86.4

Reconciliation of movements during the period
Cost, beginning of period	1,736.1	1,848.1
Accumulated amortization, beginning of period	(1,649.7)	(1,602.6)
Net carrying amount, beginning of period	86.4	245.5

Net carrying amount, beginning of period	86.4	245.5
Acquisitions through business combinations, net	—	1.3
Additions	18.5	108.2
Dispositions	(5.3)	(0.2)
Transfers to property, plant and equipment	(15.4)	(198.0)
Amortization	(13.8)	(71.9)
Foreign exchange	(0.2)	1.5
Net carrying amount, end of period	70.2	86.4
Impairment test of exploration and evaluation assets
There were no indicators of impairment at March 31, 2021.

CRESCENT POINT ENERGY CORP.	5

4.CAPITAL ACQUISITIONS AND DISPOSITIONS
In the three months ended March 31, 2021, the Company incurred $0.1 million (three months ended March 31, 2020 - $4.7 million) of transaction costs related to acquisitions through business combinations and dispositions that were recorded as general and administrative expenses.
Minor property dispositions
In the three months ended March 31, 2021, the Company completed minor property dispositions for net consideration of $7.2 million, resulting in a loss of $17.3 million.

($ millions)	Other minor, net
Dispositions

Consideration
Cash	7.2
7.2
Carrying Value
Exploration and evaluation	(5.3)
Property, plant and equipment	(18.9)
Goodwill	(1.1)
Decommissioning liability	0.8
(24.5)

Loss on capital dispositions	(17.3)

CRESCENT POINT ENERGY CORP.	6

5.PROPERTY, PLANT AND EQUIPMENT

($ millions)	March 31, 2021	December 31, 2020
Development and production assets	23,546.3	23,584.1
Corporate assets	121.4	120.7
Property, plant and equipment at cost	23,667.7	23,704.8
Accumulated depletion, depreciation and impairment	(19,398.9)	(19,332.8)
Net carrying amount	4,268.8	4,372.0

Reconciliation of movements during the period
Development and production assets
Cost, beginning of period	23,584.1	23,038.6
Accumulated depletion and impairment, beginning of period	(19,265.2)	(15,251.0)
Net carrying amount, beginning of period	4,318.9	7,787.6

Net carrying amount, beginning of period	4,318.9	7,787.6
Acquisitions through business combinations, net	—	0.2
Additions	39.1	504.2
Dispositions, net	(18.9)	(28.0)
Transfers from exploration and evaluation assets	15.4	198.0
Depletion	(131.2)	(611.6)
Impairment	—	(3,557.8)
Foreign exchange	(7.3)	26.3
Net carrying amount, end of period	4,216.0	4,318.9

Cost, end of period	23,546.3	23,584.1
Accumulated depletion and impairment, end of period	(19,330.3)	(19,265.2)
Net carrying amount, end of period	4,216.0	4,318.9

Corporate assets
Cost, beginning of period	120.7	117.2
Accumulated depreciation, beginning of period	(67.6)	(63.2)
Net carrying amount, beginning of period	53.1	54.0

Net carrying amount, beginning of period	53.1	54.0
Additions	0.7	3.5
Depreciation	(1.0)	(4.4)
Net carrying amount, end of period	52.8	53.1

Cost, end of period	121.4	120.7
Accumulated depreciation, end of period	(68.6)	(67.6)
Net carrying amount, end of period	52.8	53.1
Direct general and administrative costs capitalized by the Company during the three months ended March 31, 2021 were $13.8 million (year ended December 31, 2020 - $37.7 million), including $6.5 million of share-based compensation costs (year ended December 31, 2020 - $5.4 million).
Impairment test of property, plant and equipment ("PP&E")
At March 31, 2021, there were no indicators of impairment or impairment recovery.

CRESCENT POINT ENERGY CORP.	7

6.LONG-TERM DEBT

($ millions)	March 31, 2021	December 31, 2020
Bank debt (1)	301.0	388.2
Senior guaranteed notes (2)	1,848.4	1,871.4
Long-term debt	2,149.4	2,259.6
Long-term debt due within one year	219.1	221.6
Long-term debt due beyond one year	1,930.3	2,038.0
(1)The Company has London Inter-bank Offered Rate ("LIBOR") loans under its bank credit facilities. The US dollar amounts of the LIBOR loans were fixed for purposes of interest and principal repayments. At March 31, 2021, the total notional amount due upon bank debt maturity was $300.8 million (December 31, 2020 - $399.1 million). The Interest Rate Benchmark Reform Phase II amendments, effective January 1, 2021, is not expected to have a financial impact on the Company's results. Upon cessation of LIBOR rates, the Company will transition to alternative benchmark rates.
(2)The Company entered into cross currency swaps ("CCS") and a foreign exchange swap concurrent with the issuance of the US dollar senior guaranteed notes to fix the US dollar amount of the notes for the purpose of principal repayment at Canadian dollar notional amounts. At March 31, 2021, the total notional principal due on the maturity of the senior guaranteed notes was $1.66 billion (December 31, 2020 - $1.66 billion) of which $185.3 million (December 31, 2020 - $185.3 million) was due within one year.
Bank debt
The Company has combined facilities of $3.00 billion, including a $2.90 billion syndicated unsecured credit facility with fourteen banks and a $100.0 million unsecured operating credit facility with one Canadian chartered bank. The current maturity dates of the facilities is October 25, 2023. Both of these facilities constitute revolving credit facilities and are extendible annually.
The credit facilities bear interest at the applicable market rate plus a margin based on a sliding scale ratio of the Company's senior debt to earnings before interest, taxes, depletion, depreciation, amortization and impairment, adjusted for payments on lease liability and certain non-cash items including unrealized derivatives, translation of US dollar long-term debt, equity-settled share-based compensation expense and accretion and financing expense ("adjusted EBITDA").
The credit facilities and senior guaranteed notes have covenants which restrict the Company's ratio of senior debt to adjusted EBITDA to a maximum of 3.5:1.0, the ratio of total debt to adjusted EBITDA to a maximum of 4.0:1.0 and the ratio of senior debt to capital, adjusted for certain non-cash items as noted above, to a maximum of 0.55:1.0. The Company was in compliance with all debt covenants at March 31, 2021.
The Company had letters of credit in the amount of $5.0 million outstanding at March 31, 2021 (December 31, 2020 - $10.4 million).

CRESCENT POINT ENERGY CORP.	8

Senior guaranteed notes
The Company has closed private offerings of senior guaranteed notes raising total gross proceeds of US$1.26 billion and Cdn$270.0 million. The notes are unsecured and rank pari passu with the Company's bank credit facilities and carry a bullet repayment on maturity. The senior guaranteed notes have financial covenants similar to those of the combined credit facilities described above. The Company's senior guaranteed notes are detailed below:

Principal ($ millions)	Coupon Rate	Hedged Equivalent (1) (Cdn$ millions)	Interest Payment Dates	Maturity Date	Financial statement carrying value
					March 31, 2021	December 31, 2020
Cdn$50.0	5.53%	50.0	October 14 and April 14	April 14, 2021	50.0	50.0
US$82.0	5.13%	79.0	October 14 and April 14	April 14, 2021	103.1	104.6
US$52.5	3.29%	56.3	December 20 and June 20	June 20, 2021	66.0	67.0
Cdn$25.0	4.76%	25.0	November 22 and May 22	May 22, 2022	25.0	25.0
US$200.0	4.00%	199.1	November 22 and May 22	May 22, 2022	251.4	255.1
US$61.5	4.12%	80.3	October 11 and April 11	April 11, 2023	77.3	78.4
Cdn$80.0	3.58%	80.0	October 11 and April 11	April 11, 2023	80.0	80.0
Cdn$10.0	4.11%	10.0	December 12 and June 12	June 12, 2023	10.0	10.0
US$270.0	3.78%	274.7	December 12 and June 12	June 12, 2023	339.4	344.4
Cdn$40.0	3.85%	40.0	December 20 and June 20	June 20, 2024	40.0	40.0
US$257.5	3.75%	276.4	December 20 and June 20	June 20, 2024	323.7	328.4
US$82.0	4.30%	107.0	October 11 and April 11	April 11, 2025	103.1	104.6
Cdn$65.0	3.94%	65.0	October 22 and April 22	April 22, 2025	65.0	65.0
US$230.0	4.08%	291.1	October 22 and April 22	April 22, 2025	289.2	293.4
US$20.0	4.18%	25.3	October 22 and April 22	April 22, 2027	25.2	25.5
Senior guaranteed notes		1,659.2			1,848.4	1,871.4
Senior guaranteed notes due within one year					219.1	221.6
Senior guaranteed notes due beyond one year					1,629.3	1,649.8
(1)Includes underlying derivatives which manage the Company's foreign exchange exposure on its US dollar senior guaranteed notes. The Company considers this to be the economic amount due at maturity instead of the financial statement carrying amount.
Concurrent with the issuance of US$1.23 billion senior guaranteed notes, the Company entered into CCS to manage the Company's foreign exchange risk. The CCS fix the US dollar amount of the notes for purposes of interest and principal repayments at a notional amount of $1.36 billion. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a foreign exchange swap which fixed the principal repayment at a notional amount of $32.2 million. See Note 17 - “Financial Instruments and Derivatives” for additional information.

CRESCENT POINT ENERGY CORP.	9

7.LEASES
Right-of-use asset

($ millions)	Office (1)	Fleet Vehicles	Other	Total
Right-of-use asset at cost	121.0	20.3	12.0	153.3
Accumulated depreciation	(35.4)	(13.1)	(5.4)	(53.9)
Net carrying amount	85.6	7.2	6.6	99.4

Reconciliation of movements during the period
Cost, beginning of period	121.0	20.4	11.6	153.0
Accumulated depreciation, beginning of period	(32.5)	(12.0)	(4.8)	(49.3)
Net carrying amount, beginning of period	88.5	8.4	6.8	103.7

Net carrying amount, beginning of period	88.5	8.4	6.8	103.7
Additions	—	(0.1)	0.4	0.3
Depreciation	(2.9)	(1.1)	(0.6)	(4.6)
Net carrying amount, end of period	85.6	7.2	6.6	99.4
(1)A portion of the Company's office space is subleased. During the three months ended March 31, 2021, the Company recorded sublease income of $1.4 million (three months ended March 31, 2020 - $1.5 million) as a component of other income (loss).
Lease liability

($ millions)	March 31, 2021	December 31, 2020
Lease liability, beginning of period	156.5	181.2
Additions	0.3	4.8
Financing	1.7	7.1
Payments on lease liability	(6.8)	(37.1)
Lease modification	—	0.5
Lease liability, end of period	151.7	156.5
Expected to be incurred within one year	26.0	26.4
Expected to be incurred beyond one year	125.7	130.1
Some leases contain variable payments that are not included within the lease liability as they are based on amounts determined by the lessor annually and not dependent on an index or rate. For the three months ended March 31, 2021, variable lease payments of $0.4 million were included in general and administrative expenses relating to property tax payments on office leases.
During the three months ended March 31, 2021, the Company recorded $0.1 million in general and administrative expenses related to short-term leases and leases for low dollar value underlying assets.
The undiscounted cash flows relating to the lease liability are as follows:

($ millions)	March 31, 2021
1 year	26.6
2 to 3 years	44.8
4 to 5 years	36.3
More than 5 years	71.7
Total (1)	179.4
(1)Includes both the principal and amounts representing interest.

CRESCENT POINT ENERGY CORP.	10

8.DECOMMISSIONING LIABILITY
Upon retirement of its oil and gas assets, the Company anticipates substantial costs associated with decommissioning. The estimated cash flows have been discounted using a risk-free rate of 1.97 percent and a derived inflation rate of 1.69 percent (December 31, 2020 - risk-free rate of 1.21 percent and inflation rate of 1.49 percent).

($ millions)	March 31, 2021	December 31, 2020
Decommissioning liability, beginning of period	1,022.7	1,144.0
Liabilities incurred	4.3	17.2
Liabilities acquired through capital acquisitions	—	0.1
Liabilities disposed through capital dispositions	(0.8)	(31.1)
Liabilities settled (1)	(12.2)	(19.8)
Revaluation of acquired decommissioning liabilities (2)	—	0.3
Change in estimated future costs	(0.6)	(105.8)
Change in discount and inflation rate estimates	(80.1)	4.6
Accretion expense	3.1	13.6
Foreign exchange	(0.2)	(0.4)
Decommissioning liability, end of period	936.2	1,022.7
Expected to be incurred within one year	51.0	57.4
Expected to be incurred beyond one year	885.2	965.3
(1)Includes $6.1 million received from government subsidy programs during the three months ended March 31, 2021 (year ended December 31, 2020 - $5.1 million).
(2)These amounts relate to the revaluation of acquired decommissioning liabilities at the end of the period using a risk-free discount rate. At the date of acquisition, acquired decommissioning liabilities are fair valued.
9.SHAREHOLDERS' CAPITAL
Crescent Point has an unlimited number of common shares authorized for issuance.

	March 31, 2021		December 31, 2020
	Number of shares	Amount ($ millions)	Number of shares	Amount ($ millions)
Common shares, beginning of period	530,035,922	16,707.6	529,399,923	16,705.1
Issued on redemption of restricted shares	328,594	2.5	2,801,599	15.2
Issued on exercise of stock options	4,253	—	—	—
Common shares repurchased	—	—	(2,165,600)	(12.7)
Common shares, end of period	530,368,769	16,710.1	530,035,922	16,707.6
Cumulative share issue costs, net of tax	—	(256.1)	—	(256.1)
Total shareholders’ capital, end of period	530,368,769	16,454.0	530,035,922	16,451.5
Normal Course Issuer Bid ("NCIB")
On March 5, 2021, the Company announced the approval by the Toronto Stock Exchange of its notice to implement a NCIB. The NCIB allows the Company to purchase, for cancellation, up to 26,462,509 common shares, or five percent of the Company's public float, as at February 26, 2021. The NCIB commenced on March 9, 2021 and is due to expire on March 8, 2022. The Company continues to evaluate returns to shareholders as market conditions permit in the context of its capital allocation framework, leverage targets and adjusted funds flow generation.
10.DEFICIT

($ millions)	March 31, 2021	December 31, 2020
Accumulated earnings (deficit)	(6,526.4)	(6,548.1)
Accumulated gain on shares issued pursuant to DRIP (1) and SDP (2)	8.4	8.4
Accumulated tax effect on redemption of restricted shares	12.1	12.1
Accumulated dividends	(7,639.8)	(7,638.5)
Deficit	(14,145.7)	(14,166.1)
(1)Premium Dividend TM and Dividend Reinvestment Plan.
(2)Share Dividend Plan.

CRESCENT POINT ENERGY CORP.	11

11.CAPITAL MANAGEMENT

($ millions)	March 31, 2021	December 31, 2020
Long-term debt (1)	2,149.4	2,259.6
Adjusted working capital deficiency (2)	55.9	93.4
Unrealized foreign exchange on translation of US dollar long-term debt	(191.9)	(203.8)
Net debt	2,013.4	2,149.2
Shareholders’ equity	2,833.2	2,822.8
Total capitalization	4,846.6	4,972.0
(1)Includes current portion of long-term debt.
(2)Adjusted working capital deficiency is calculated as accounts payable and accrued liabilities and long-term compensation liability net of equity derivative contracts, less cash, accounts receivable, prepaids and deposits, including deposit on acquisition and long-term investments.
The following table reconciles cash flow from operating activities to adjusted funds flow from operations for the three months ended March 31, 2021 and March 31, 2020:

($ millions)	March 31, 2021	March 31, 2020
Cash flow from operating activities	303.7	329.3
Changes in non-cash working capital	(47.2)	(33.1)
Transaction costs	0.1	4.7
Decommissioning expenditures	6.1	8.6
Adjusted funds flow from operations	262.7	309.5
Crescent Point's objective for managing its capital structure is to maintain a strong balance sheet and capital base to provide financial flexibility, position the Company to fund future development projects and provide returns to shareholders.
Crescent Point manages and monitors its capital structure and short-term financing requirements using a measure not defined in IFRS, the ratio of net debt to adjusted funds flow from operations. Net debt to adjusted funds flow from operations is used to measure the Company's overall debt position and to measure the strength of the Company's balance sheet. Crescent Point's objective is to manage this metric to be well positioned to execute its business objectives during periods of volatile commodity prices. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels. The Company's net debt to adjusted funds flow from operations ratio at March 31, 2021 was 2.4 times (December 31, 2020 - 2.5 times).
Crescent Point is subject to certain financial covenants on its credit facilities and senior guaranteed notes agreements and was in compliance with all financial covenants as at March 31, 2021. See Note 6 - "Long-term Debt" for additional information regarding the Company's financial covenant requirements.
Crescent Point retains financial flexibility with significant liquidity on its credit facilities and no material near-term debt maturities. The Company is continuously monitoring the commodity price environment and actively manages its counterparty exposure to mitigate credit losses and will make adjustments as needed to protect its balance sheet.
12.COMMODITY DERIVATIVE GAINS (LOSSES)

	Three months ended March 31
($ millions)	2021	2020
Realized gains (losses)	(59.7)	56.3
Unrealized gains (losses)	(83.2)	258.6
Commodity derivative gains (losses)	(142.9)	314.9

13.OTHER INCOME (LOSS)

	Three months ended March 31
($ millions)	2021	2020
Long-term investments	2.2	(5.5)
Gain (loss) on capital dispositions	(17.3)	307.5
Government subsidy for decommissioning expenditures	6.1	—
Other	1.3	1.5
Other income (loss)	(7.7)	303.5

CRESCENT POINT ENERGY CORP.	12

14.INTEREST EXPENSE

	Three months ended March 31
($ millions)	2021	2020
Interest expense on long-term debt	23.9	27.3
Unrealized gain on CCS - interest and interest derivative contracts	(0.1)	(17.8)
Interest expense	23.8	9.5

15.FOREIGN EXCHANGE GAIN

	Three months ended March 31
($ millions)	2021	2020
Realized gain (loss) on CCS - principal	(13.6)	62.0
Translation of US dollar long-term debt	25.5	(197.9)
Unrealized gain (loss) on CCS - principal and foreign exchange swaps	(9.1)	142.1
Other	(1.4)	2.6
Foreign exchange gain	1.4	8.8

16.SHARE-BASED COMPENSATION
The following table reconciles the number of restricted shares, Employee Share Value Plan ("ESVP") awards, Performance Share Units ("PSUs") and Deferred Share Units ("DSUs") for the three months ended March 31, 2021:

	Restricted Shares	ESVP	PSUs (1)	DSUs
Balance, beginning of period	4,704,129	10,449,383	3,789,689	1,278,263
Granted	2,008	8,689	2,053,574	36,361
Redeemed	(335,810)	—	—	—
Forfeited	(26,137)	(206,016)	—	—
Balance, end of period	4,344,190	10,252,056	5,843,263	1,314,624
(1)Based on underlying units before any effect of performance multipliers.
The following tables provide summary information regarding stock options outstanding as at March 31, 2021:

	Stock Options (number of units)	Weighted average exercise price ($)
Balance, beginning of period	5,940,871	3.92
Granted	2,314	3.87
Exercised	(15,036)	3.97
Balance, end of period	5,928,149	3.91

Range of exercise prices ($)	Number of stock options outstanding	Weighted average remaining term for options outstanding (years)	Weighted average exercise price per share for options outstanding ($)	Number of stock options exercisable	Weighted average exercise price per share for options exercisable ($)
1.09 - 1.35	3,326,056	6.00	1.09	—	—
1.36 - 4.52	1,035,723	4.97	3.94	396,600	3.97
4.53 - 9.86	123,338	4.76	8.04	39,519	8.65
9.87 - 10.06	1,443,032	3.78	10.06	865,821	10.06
	5,928,149	5.25	3.91	1,301,940	8.16
The volume weighted average trading price of the Company's common shares was $4.49 per share during the three months ended March 31, 2021.

CRESCENT POINT ENERGY CORP.	13

The Company estimates the fair value of stock options on the date of the grant using a Black-Scholes option pricing model. The following weighted average assumptions were used to estimate the fair value of the stock options at their grant date:

	Three months ended March 31
	2021	2020
Grant date share price ($)	3.87	—
Exercise price ($)	3.87	—
Expected annual dividends ($)	0.01	—
Expected volatility (%)	58.49%	—%
Risk-free interest rate (%)	0.41%	—%
Expected life of stock option (years)	4.9	—
Fair value per stock option ($)	1.85	—
17.FINANCIAL INSTRUMENTS AND DERIVATIVES
The Company's financial assets and liabilities are comprised of cash, accounts receivable, long-term investments, derivative assets and liabilities, accounts payable and accrued liabilities and long-term debt.
a) Carrying amount and fair value of financial instruments
The fair value of cash, accounts receivable, and accounts payable and accrued liabilities approximate their carrying amount due to the short-term nature of those instruments. The fair value of the amounts drawn on bank credit facilities is equal to its carrying amount as the facilities bear interest at floating rates and credit spreads that are indicative of market rates. These financial instruments are classified as financial assets and liabilities at amortized cost and are reported at amortized cost.
Crescent Point's derivative assets and liabilities and long-term investments are transacted in active markets, classified as financial assets and liabilities at fair value through profit or loss and fair valued at each period with the resulting gain or loss recorded in net income.
At March 31, 2021, the senior guaranteed notes had a carrying value of $1.85 billion and a fair value of $1.84 billion (December 31, 2020 - $1.87 billion and $1.85 billion, respectively).
Derivative assets and liabilities
Derivative assets and liabilities arise from the use of derivative contracts. Crescent Point's derivative assets and liabilities are classified as Level 2 with values based on inputs including quoted forward prices for commodities, time value and volatility factors. Accordingly, the Company's derivative financial instruments are classified as fair value through profit or loss and are reported at fair value with changes in fair value recorded in net income.
The following table summarizes the fair value as at March 31, 2021 and the change in fair value for the three months ended March 31, 2021:

($ millions)	Commodity (1)	Interest (2)	Foreign exchange (3)	Equity	Total
Derivative assets (liabilities), beginning of period	(26.3)	7.3	205.0	11.0	197.0
Unrealized change in fair value	(83.2)	0.1	(9.1)	10.5	(81.7)
Derivative assets (liabilities), end of period	(109.5)	7.4	195.9	21.5	115.3

Derivative assets, end of period	1.6	9.6	199.5	21.5	232.2
Derivative liabilities, end of period	(111.1)	(2.2)	(3.6)	—	(116.9)
(1)Includes oil and gas contracts.
(2)Includes interest payments on CCS and interest derivative contracts.
(3)Includes principal portion of CCS and foreign exchange contracts.
b) Risks associated with financial assets and liabilities
The Company is exposed to financial risks from its financial assets and liabilities. The financial risks include market risk relating to commodity prices, interest rates, foreign exchange rates and equity price as well as credit and liquidity risk.
Commodity price risk
The Company is exposed to commodity price risk on crude oil, NGLs and natural gas revenues as well as power on electricity consumption. To manage a portion of this risk, the Company has entered into various derivative agreements.

CRESCENT POINT ENERGY CORP.	14

The following table summarizes the unrealized gains (losses) on the Company's commodity financial derivative contracts and the resulting impact on income before tax due to fluctuations in commodity prices or differentials, with all other variables held constant:

	Impact on Income Before Tax		Impact on Income Before Tax
($ millions)	Three months ended March 31, 2021		Three months ended March 31, 2020
	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Commodity price
Crude oil	(96.8)	96.3	(32.0)	29.1
Natural gas	(1.3)	1.3	—	—
Differential
Crude oil	0.8	(0.8)	—	—
Interest rate risk
The Company is exposed to interest rate risk on bank credit facilities to the extent of changes in market interest rates. Based on the Company's floating rate debt position net of interest rate swaps, as at March 31, 2021, a 1 percent increase or decrease in the interest rate on floating rate debt would have a nominal impact on income before tax (three months ended March 31, 2020 - $0.5 million) on an annualized basis.
The following table summarizes the unrealized gains (losses) on the Company's interest derivative contracts and the resulting impact on income before tax due to the respective changes in the applicable forward interest rates, with all other variables held constant:

	Impact on Income Before Tax		Impact on Income Before Tax
($ millions)	Three months ended March 31, 2021		Three months ended March 31, 2020
Forward interest rates	Increase 50 basis points	Decrease 50 basis points	Increase 50 basis points	Decrease 50 basis points
Interest rate swaps	4.0	(4.0)	3.1	(3.1)
Foreign exchange risk
The Company is exposed to foreign exchange risk in relation to its US dollar denominated long-term debt, investment in U.S. subsidiaries and in relation to its crude oil sales. Crescent Point enters into various CCS and foreign exchange swaps to hedge its foreign exchange exposure on its US dollar denominated long-term debt. To partially mitigate the foreign exchange risk relating to crude oil sales, the Company has fixed crude oil contracts to settle in Cdn$ WTI.
The following table summarizes the resulting unrealized gains (losses) impacting income before tax due to the respective changes in the period end and applicable foreign exchange rates, with all other variables held constant:

		Impact on Income Before Tax		Impact on Income Before Tax
($ millions)	Exchange Rate	Three months ended March 31, 2021		Three months ended March 31, 2020
Cdn$ relative to US$		Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
US dollar long-term debt	Period End	188.0	(188.0)	200.6	(200.6)
Cross currency swaps	Forward	(199.3)	199.3	(220.0)	220.0
Foreign exchange swaps	Forward	(3.8)	3.8	(2.7)	2.7
Equity price risk
The Company is exposed to equity price risk on its own share price in relation to certain share-based compensation plans detailed in Note 16 - “Share-based Compensation”. The Company has entered into total return swaps to mitigate its exposure to fluctuations in its share price by fixing the future settlement cost on a portion of the cash settled plan.
The following table summarizes the unrealized gains (losses) on the Company's equity derivative contracts and the resulting impact on income before tax due to the respective changes in the applicable share price, with all other variables held constant:

	Impact on Income Before Tax		Impact on Income Before Tax
($ millions)	Three months ended March 31, 2021		Three months ended March 31, 2020
Share price	Increase 50%	Decrease 50%	Increase 50%	Decrease 50%
Total return swaps	21.0	(21.0)	—	—

CRESCENT POINT ENERGY CORP.	15

Credit risk
The Company is exposed to credit risk in relation to its physical oil and gas sales, financial counterparty and joint venture receivables. A substantial portion of the Company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. To mitigate credit risk associated with its physical sales portfolio, Crescent Point obtains financial assurances such as parental guarantees, letters of credit and third party credit insurance. Including these assurances, approximately 97 percent of the Company's oil and gas sales are with entities considered investment grade.
At March 31, 2021, approximately 3 percent (December 31, 2020 - 5 percent) of the Company's accounts receivable balance was outstanding for more than 90 days and the Company's average expected credit loss was 1.03 percent (December 31, 2020 - 0.90 percent) on a portion of the Company’s accounts receivable balance relating to joint venture receivables.
Liquidity risk
The Company manages its liquidity risk through managing its capital structure and continuously monitoring forecast cash flows and available credit under existing banking arrangements as well as other potential sources of capital.
At March 31, 2021, the Company had available unused borrowing capacity on bank credit facilities of approximately $2.72 billion, including $5.0 million outstanding letters of credit and cash of $24.0 million.
c) Derivative contracts
The following is a summary of the derivative contracts in place as at March 31, 2021:

Financial WTI Crude Oil Derivative Contracts – Canadian Dollar (1)
		Swap	Collar		Three-way Collar
Term	Volume (bbls/d) (2)	Average Price ($/bbl)	Average Sold Call Price ($/bbl)	Average Bought Put Price ($/bbl)	Volume (bbls/d)	Average Sold Call Price ($/bbl)	Average Bought Put Price ($/bbl)	Average Sold Put Price ($/bbl)
2021 April - December	41,284	63.68	—	—	1,000	65.35	60.00	50.00
2022	4,462	70.40	76.49	64.00	1,000	82.63	71.00	61.00
(1)The volumes and prices reported are the weighted average volumes and prices for the period.
(2)Total weighted average volumes for collar contracts is 1,000 bbl/d in 2022.

Financial WTI Crude Oil Differential Derivative Contracts – Canadian Dollar (1)
Term	Volume (bbls/d)	Contract	Basis	Fixed Differential ($/bbl)
2021 April - September	2,995	Basis Swap	WCS (2)	(15.23)
2021 April - September	1,497	Basis Swap	MSW (3)	(5.30)
(1)The volumes and prices reported are the weighted average volumes and prices for the period.
(2)WCS refers to Western Canadian Select crude oil differential.
(3)MSW refers to Mixed Sweet Blend crude oil differential.

Financial AECO Natural Gas Derivative Contracts – Canadian Dollar (1)
	Average Volume (GJ/d)	Average Swap Price ($/GJ)
Term
2021 April - October	25,000	2.38
(1)The volumes and prices reported are the weighted average volumes and prices for the period.

Financial Interest Rate Derivative Contracts – Canadian Dollar		Notional Principal ($ millions)	Fixed Rate (%)
Term	Contract
April 2021 - March 2023	Swap	50.0	0.92
April 2021 - August 2023	Swap	50.0	0.81
April 2021 - August 2023	Swap	50.0	0.95
April 2021 - September 2023	Swap	50.0	0.95
April 2021 - August 2024	Swap	100.0	0.87

CRESCENT POINT ENERGY CORP.	16

Financial Cross Currency Derivative Contracts
Term	Contract	Receive Notional Principal (US$ millions)	Fixed Rate (US%)	Pay Notional Principal (Cdn$ millions)	Fixed Rate (Cdn%)
April 2021	Swap	240.0	2.16	301.5	2.10
April 2021	Swap	82.0	5.13	79.0	5.83
April 2021 - June 2021	Swap	52.5	3.29	56.3	3.59
April 2021 - May 2022	Swap	170.0	4.00	166.9	5.03
April 2021 - April 2023	Swap	61.5	4.12	80.3	3.71
April 2021 - June 2023	Swap	270.0	3.78	274.7	4.32
April 2021 - June 2024	Swap	257.5	3.75	276.4	4.03
April 2021 - April 2025	Swap	82.0	4.30	107.0	3.98
April 2021 - April 2025	Swap	230.0	4.08	291.1	4.13
April 2021 - April 2027	Swap	20.0	4.18	25.3	4.25

Financial Foreign Exchange Forward Derivative Contracts
Settlement Date	Contract	Receive Notional Principal (US$ millions)	Pay Notional Principal (Cdn$ millions)
May 2022	Swap	30.0	32.2

Financial Equity Derivative Contracts		Notional Principal ($ millions)	Number of shares
Term	Contract
April 2021 - April 2022	Swap	8.9	3,691,984
April 2021 - April 2023	Swap	8.2	3,648,884
April 2021 - April 2024	Swap	3.5	691,984
18.SUPPLEMENTAL DISCLOSURES
Cash flow statement presentation

	Three months ended March 31
($ millions)	2021	2020
Operating activities
Changes in non-cash working capital:
Accounts receivable	(53.1)	99.2
Prepaids and deposits	1.7	(5.6)
Accounts payable and accrued liabilities	71.5	(49.8)
Other current liabilities	18.3	(1.7)
Other long-term liabilities	8.8	(9.0)
	47.2	33.1
Investing activities
Changes in non-cash working capital:
Accounts receivable	2.3	2.8
Accounts payable and accrued liabilities	(13.5)	(19.0)
	(11.2)	(16.2)

CRESCENT POINT ENERGY CORP.	17

Supplementary financing cash flow information
The Company's reconciliation of cash flow from financing activities is outlined in the table below:

($ millions)	Dividends payable	Long-term debt (1)	Lease liability (2)
December 31, 2020	1.3	2,259.6	156.5
Changes from cash flow from financing activities:
Decrease in bank debt, net		(84.7)
Realized loss on cross currency swap maturity		(13.6)
Cash dividends paid	(1.3)
Payments on principal portion of lease liability			(5.1)
Non-cash changes:
Cash dividends declared	1.3
Additions			0.3
Foreign exchange		(11.9)
March 31, 2021	1.3	2,149.4	151.7

December 31, 2019	5.3	2,905.1	181.2
Changes from cash flow from financing activities:
Decrease in bank debt, net		(337.5)
Repayment of senior guaranteed notes		(224.4)
Realized gain on cross currency swap maturity		62.0
Cash dividends paid	(5.3)
Payments on principal portion of lease liability			(7.9)
Non-cash changes:
Cash dividends declared	5.3
Additions			0.3
Foreign exchange		134.0	0.3
March 31, 2020	5.3	2,539.2	173.9
(1)Includes current portion of long-term debt.
(2)Includes current portion of lease liability.
19.GEOGRAPHICAL DISCLOSURE
The following table reconciles oil and gas sales by country and product type:

	Three months ended March 31
($ millions) (1)	2021	2020
Canada
Crude oil sales	460.3	420.8
NGL sales	33.5	22.2
Natural gas sales	17.8	16.9
Total Canada	511.6	459.9
U.S.
Crude oil sales	98.5	80.5
NGL sales	11.7	5.3
Natural gas sales	8.4	2.7
Total U.S.	118.6	88.5
Total oil and gas sales	630.2	548.4
(1)Oil and gas sales are reported before realized derivatives.

CRESCENT POINT ENERGY CORP.	18

The following table reconciles non-current assets by country:

($ millions)	March 31, 2021	December 31, 2020
Canada	5,423.6	5,520.6
U.S.	808.8	846.6
Total	6,232.4	6,367.2

20.SUBSEQUENT EVENTS
Acquisition of Kaybob Duvernay Assets
On April 1, 2021, Crescent Point completed the acquisition of Shell Canada Energy's Kaybob Duvernay assets in Alberta. Including closing adjustments, total consideration was approximately $671.4 million in cash and 50.0 million common shares of Crescent Point, which is expected to be allocated substantially to PP&E. Cash consideration was accessed through the Company's credit facility and included the deposit on acquisition of $45.0 million.

CRESCENT POINT ENERGY CORP.	19

Directors
Barbara Munroe, Chair (6)
Laura Cillis (1) (2)
James Craddock (1) (3) (5)
John Dielwart (3) (4)
Ted Goldthorpe (1) (5)
Mike Jackson (1) (2) (5)
Jennifer Koury (2) (4)
Francois Langlois (3) (4) (5)
Myron Stadnyk (2) (3) (4)
Craig Bryksa (4)
(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Human Resources and Compensation Committee of the Board of Directors
(3) Member of the Reserves Committee of the Board of Directors
(4) Member of the Environment, Safety and Sustainability Committee of the Board of Directors
(5) Member of the Corporate Governance and Nominating Committee
(6) Chair of the Board serves in an ex officio capacity on each Committee
Officers
Craig Bryksa
President and Chief Executive Officer
Ken Lamont
Chief Financial Officer
Ryan Gritzfeldt
Chief Operating Officer
Brad Borggard
Senior Vice President, Corporate Planning and Capital Markets
Mark Eade
Senior Vice President, General Counsel and Corporate Secretary
Garret Holt
Senior Vice President, Corporate Development
Head Office
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020
Banker
The Bank of Nova Scotia
Calgary, Alberta

Auditor
PricewaterhouseCoopers LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Evaluation Engineers
GLJ Ltd.
Calgary, Alberta
Sproule Associates Ltd.
Calgary, Alberta
Registrar and Transfer Agent
Investors are encouraged to contact Crescent Point's Registrar and Transfer Agent for information regarding their security holdings:
Computershare Trust Company of Canada
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Tel: (403) 267-6800
Stock Exchanges
Toronto Stock Exchange - TSX
New York Stock Exchange - NYSE
Stock Symbol
CPG
Investor Contacts
Brad Borggard
Senior Vice President, Corporate Planning and Capital Markets
(403) 693-0020
Shant Madian
Vice President, Investor Relations and Corporate Communications
(403) 693-0020

CRESCENT POINT ENERGY CORP.	20